SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

MINUTES OF THE ONE THOUSAND AND FIFTY-FIRST MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

It is hereby certified, for all due purposes, that the 1051st meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held at 2:00 p.m. on 03.13.2025, as called by the Chairman of the Board of Directors, pursuant to article 25, §4, of the Company's Articles of Incorporation. The meeting took place at Avenida Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro – RJ. Chairman VICENTE FALCONI CAMPOS (VFC) took over the chairmanship of the meeting. Also participating were Directors FELIPE VILLELA DIAS (FVD), ANA SILVIA CORSO MATTE (ASM), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), DANIEL ALVES FERREIRA (DAF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and MARCELO GASPARINO DA SILVA (MGS). There was no record of absence. The council was secretariat by the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), with the participation of the Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTIONS: The supporting material was made available to the Directors through the Governance Portal. QUORUM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: The resolutions of the Board of Directors must take place in the presence of the majority of its members (Articles of incorporation, art. 25) and its resolutions must be taken, as a general rule, by the majority of those present, except in cases of a qualified quorum portrayed in art. 26 of the Articles of Incorporation. The meeting was held with the presence of nine members, in compliance with the minimum quorum of five members in order to open the meeting and with a minimum quorum of five members for passing resolutions, except in cases where there is an explicit record of changes in the quorum of those present at the time of the resolution. Prior declaration of conflict of interest on the part of a Director and/or their momentary absence from the Board entails their being subtracted for the purposes of calculating the respective minimum quorum for deliberation.

DEL-032/2025. Complete Financial Statements for the year ended 12/31/2024. RES 070, of 03.13.2025. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, embodied in a decision of the Executive Board, in the favorable opinion issued by the Audit and Risk Committee – CAE at its 349th meeting held on 03.13.2025, in the support material and documents listed below: Resolution of the Executive Board No. 070, of 03.13.2025; Proposal for a Deliberative to the Board Meeting FRC - 001, of 03.11.2025; Report issued by PricewaterhouseCoopers - PwC Auditores Independentes on the individual and consolidated financial statements of 2024; RESOLVED:

1.  Approve the complete financial statements of Eletrobras for the fiscal year ended December 31, 2024, and its forwarding for resolution of the Annual General Meeting (AGM), whose values and main highlights are as follows:

a)	Financial statements for the fiscal year ended December 31, 2024 accompanied by the Management Report, the Independent Auditors' Report, the Balance Sheet (BP), the Income Statement for the Year (DRE), the Statement of Changes in Shareholders' Equity (DMPL), the Cash Flow Statement (DFC), the Comprehensive Income Statement (DRA) and the Value Added Statement (DVA), accompanied by the explanatory notes to the financial statements.

b)    Summary version of the balance sheet and income for the year: b.1) Balance sheet:

12/31/2024

	Parent Company	Consolidated
ASSET		In thousands of Brazilian Reais
Current	38,072,631	64,451,103
Long-term receivables	35,334,987	78,706,273
Investment, Fixed Assets and Intangible Assets	140,076,159	146,713,955
	213,483,777	289,871,331
LIABILITIES
Current	19,681,404	31,630,371
Non-Current	71,939,148	136,241,184
Shareholders' equity of the controlling shareholders	121,863,225	121,863,225
Shareholders' equity of non-controlling shareholders	-	136,551
	213,483,777	289,871,331

b.2)       Income Statement for the Year:

12/31/2024

	Parent Company	Consolidated
Net Operating Revenue	6,328,755	In thousands of Brazilian Reais 40,181,552
Operating costs	(4,583,697)	(22,143,030)
Operating expenses	(1,822,037)	(4,559,135)
Regulatory remeasurements - Transmission Contracts	2,229,490	6,129,771
Financial Result	(4,386,422)	(11,628,121)
Income from equity investments	10,762,871	2,503,207
Other Income and Expenses	138,690	136,540
Profit before income tax and Cont. Social	8,667,650	10,620,784
Income Tax and Social Contribution	1,710,472	(240,030)
Net profit for the year	10,378,122	10,380,754
Installment attributed to controllers	10,378,122	10,378,122
Portion attributed to non-controlling shareholders	-	2,632

1.	Approve the Management Report for the fiscal year ended December 31, 2024.

2.	Approve the proposal for the allocation of Eletrobras' income for the year and retained earnings, calculated in the fiscal year ended December 31, 2024, as summarized below:

ALLOCATION OF 2024 INCOME
Net profit for the year	10,378,122,350
( - ) Legal Reserve (5% of Net Income)	(518,906,117)
(=) Calculation basis for the year	9,859,216,232
Dividend (25% of adjusted LL)	2,464,804,058

Balance of income to be allocated	7,394,412,174
(+) Prescribed dividends	13,305,177
( - ) Disposal CTEEP	(22,980,884)
Base to be allocated	7,384,736,467
( - ) Proposed additional dividends 1,535,195,942
Profit reserve constitution - Investment up to 75% LL	5,849,540,526

➢	Quorum for approval: Unanimity, pursuant to the proposal of the Executive Board (RES 070, of 03.13.2025), registered the favorable manifestation of CAE.

Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is filed at the Company's headquarters. There being no further business to discuss on said Resolution, Chairman VFC closed the related work and ordered the Governance Secretary, after being read and approved, to draw up and sign this Certificate. The other resolutions made at this meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “head provision" of article 155 of the Brazilian Corporation Law and is therefore not within the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The following were present: Chairman VICENTE FALCONI CAMPOS. Directors FELIPE VILLELA DIAS, ANA SILVIA CORSO MATTE, DANIEL ALVES FERREIRA, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary at Eletrobras.

Rio de Janeiro, March 18, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.